UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒             ANNUAL Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission file number 001-13103

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ciber, Inc. Savings 401(k) Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ciber, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

REQUIRED INFORMATION

The financial statements and schedules of the Ciber, Inc. Savings 401(k) Plan for the year ended December 31, 2012, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Ciber, Inc. Savings 401(k) Plan

Dated: June 17, 2013	By:	/s/ Christopher L. Loffredo
Christopher L. Loffredo
Vice President and Chief Accounting Officer

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INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

4

CIBER, INC. SAVINGS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Years then Ended

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Ciber, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Ciber, Inc. Savings 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ciber, Inc. Savings 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 17, 2013

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value:
Ciber, Inc. common stock	$3,398,001	$4,926,351
Mutual funds	80,626,831	84,247,823
Pooled separate accounts	81,108,915	102,782,708
Collective investment trusts	20,573,664	—
Total investments	185,707,411	191,956,882

Notes receivable from participants	2,019,060	2,868,052
Net assets reflecting investments at fair value	187,726,471	194,824,934

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(472,460)	—
Net assets available for benefits	$187,254,011	$194,824,934

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$21,477,224	$(5,409,103)
Interest and dividend income	1,112,457	1,364,912
Total investment income (loss)	22,589,681	(4,044,191)

Contributions:
Participants, including rollovers	13,014,856	16,300,192
Employer, net of forfeitures	1,059,231	923,999
Total contributions	14,074,087	17,224,191
Total additions, net	36,663,768	13,180,000

Deductions from net assets attributed to:
Distributions to participants	44,102,073	33,298,273
Loan and administrative fees	132,618	126,904
Total deductions	44,234,691	33,425,177

Net decrease	(7,570,923)	(20,245,177)
Net assets available for benefits at beginning of year	194,824,934	215,070,111
Net assets available for benefits at end of year	$187,254,011	$194,824,934

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)                     Description of the Plan

The following description of the Ciber, Inc. Savings 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Ciber, Inc. and certain of its subsidiaries (“Ciber” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Principal Life Insurance Company (“Principal”) is the trustee and recordkeeper of the Plan.  Employees of the Company who are at least 21 years of age are eligible to participate in the Plan.

(b)                      Contributions and Vesting

Participants may contribute up to 75% of pretax annual compensation, with the exception of employees considered “highly compensated.”  Highly compensated employees are restricted to a maximum contribution of 9% of pretax compensation.  In addition, qualifying participants may make “catch-up” contributions.  Contributions are subject to certain limitations of the Internal Revenue Code (the Code).  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 1.5% of qualified compensation, up to a maximum annual matching contribution amount of $1,500.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Participants reach 100% vesting in the Company’s matching contribution plus actual earnings thereon after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and can be used to reduce future employer contributions or cover Plan administrative expenses.

On March 9, 2012, Ciber sold substantially all of the assets and certain liabilities of its Federal division to CRGT Inc.  Effective March 9, 2012, in connection with the sale, Ciber amended the Plan to accelerate the vesting of employer contributions to 100% for employees of the Ciber Federal division, provided that the employment of such Federal division employees was terminated during 2012.  Federal employees represented approximately 25% of eligible Plan participants before this sale.

On October 15, 2012 the Company sold certain contracts and related property and equipment and certain other assets associated with our information technology outsourcing (ITO) practice to Savvis Communications Corporation.  Effective October 15, 2012, in connection with the sale, Ciber amended the Plan to accelerate the vesting of employer contributions to 100% for employees of the Ciber ITO division, provided that employment of such ITO employees with Ciber was terminated during 2012.  ITO employees represented approximately 10% of eligible Plan participants before this sale.

At December 31, 2012 and 2011, unallocated forfeited accounts totaled $112,778 and $70,137, respectively.  In 2012 and 2011, employer contributions were reduced by $282,977 and $903,158, respectively, from forfeited accounts.

(c)                      Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in Ciber common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                     Distributions

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability, or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations, there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections.

In service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

(e)                      Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms must not exceed five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.25% to 9.5% and 4.0% to 10.5% as of December 31, 2012 and 2011, respectively.   Principal and interest is paid ratably through payroll deductions.  Loans require minimum per paycheck payment amounts.  Participants pay a loan origination fee of $50 per loan to Principal.

(f)                     Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.  In general, plan expenses, other than broker commissions, portfolio transaction fees, and administrative service fees on the accounts of non-employee participants, are paid by the Company.  Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

(g)                  Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings.  Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Administrative expenses are based on the participant’s investments and account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(h)                  Ciber, Inc. Stock Account

The Plan invests in common stock of Ciber, Inc. through its Ciber, Inc. Stock Account. The Ciber, Inc. Stock Account does not hold cash or other short-term securities.  Plan participants are not required to invest in the Ciber, Inc. Stock Account, and may exchange into or out of the Ciber, Inc. Stock Account on a daily basis.  Trades within the Ciber, Inc. Stock Account involve a one cent per share broker commission for each transaction.  The commission is netted from the trade and will have an effect on the share price used for the trade.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.  The trustee votes any shares in the plan allocated to participants that did not make a voting election in the same proportion as those shares for which the trustee did receive voting elections, unless the Committee directs the trustee otherwise.  Participants have the same voting rights in the event of a tender or exchange offer.

(i)                     Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Distributions are recorded when paid.

(b)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes to the financial statements, and supplemental schedules.  Actual results could differ from those estimates.

(c)                       Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(d)                      Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Marketable securities (Ciber, Inc. stock) are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, as determined by the last published market price on the last day of each year as quoted by the investment company.  The quoted price is that which is reported by the active market on which the fund is traded.  The NAV of pooled separate accounts is based on the fair market value or estimated fair value of the underlying securities within the pooled separate accounts.  The collective investment trust is valued at quoted redemption values that represent the net asset values of units held at year-end.  NAV is generally determined based on the fair values of the securities included in the underlying funds.  See Note 3 for further discussion and disclosures related to fair value measurements.

The Principal Stable Value Select Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment transactions are recorded on the date of purchase or sale (“trade-date”).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

(e)                      Risks and Uncertainties

The Plan provides for various investment options.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

(f)                        New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

(3)                     Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 -                   Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 -                   Significant other observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 -                   Significant unobservable inputs that reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$7,120,565	$—	$—	$7,120,565
Mid Cap	9,068,502	—	—	9,068,502
Large Cap	40,485,915	—	—	40,485,915
International Equity	15,816,026	—	—	15,816,026
Fixed Income	8,135,823	—	—	8,135,823
Ciber, Inc. Common Stock	3,398,001	—	—	3,398,001
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	8,295,998	—	8,295,998
Mid Cap	—	6,029,660	—	6,029,660
Large Cap	—	11,092,728	—	11,092,728
International Equity	—	7,344,986	—	7,344,986
Real Estate	—	6,861,808	—	6,861,808
Balanced	—	791,894	—	791,894
Target Retirement	—	30,947,780	—	30,947,780
Fixed Income	—	9,744,061	—	9,744,061
Stable Value Trust Fund (a)	—	20,573,664	—	20,573,664
	$84,024,832	$101,682,579	$—	$185,707,411

(a) This is a collective investment trust fund that is designed to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.  The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  Participant-directed redemptions have no restrictions; however, any Plan sponsor initiated withdrawal from the fund will require a 12-month written notice of the intent to withdraw assets from the fund.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic Equity:
Small Cap	$7,602,669	—	—	$7,602,669
Mid Cap	9,276,489	—	—	9,276,489
Large Cap	42,519,750	—	—	42,519,750
International Equity	15,603,990	—	—	15,603,990
Fixed Income	9,244,925	—	—	9,244,925
Ciber, Inc. Common Stock	4,926,351	—	—	4,926,351
Pooled Separate Accounts:
Domestic Equity:
Small Cap	—	8,458,809	—	8,458,809
Mid Cap	—	6,257,733	—	6,257,733
Large Cap	—	10,737,132	—	10,737,132
International Equity	—	7,457,746	—	7,457,746
Real Estate	—	6,136,626	—	6,136,626
Balanced	—	509,731	—	509,731
Target Retirement	—	29,317,980	—	29,317,980
Fixed Income	—	33,906,951	—	33,906,951
	$89,174,174	$102,782,708	$—	$191,956,882

The pooled separate account investments allow one transfer per 30 day period. The transfer restriction applies to all participant directed transfers out of the investment.  Once the number of allowed transfers out is met, participants are not allowed to transfer back into this investment option until the holding period elapses. Contributions into the investment option are not impacted.  In general, certain transfer restrictions also apply to the mutual fund investments.   Our collective investment trust investment has no transfer restrictions.

There were no unfunded commitments related to any of these investments.

(4)                     Investments

Individual investments greater than 5% of net assets at December 31 were:

	2012	2011

Principal Stable Value Select Fund	$20,101,204	*,***
Principal Money Market Separate Account	*	24,073,578
Principal Bond and Mortgage Separate Account	9,744,061	9,833,373
Principal Large Cap S&P 500 Index Separate Account	11,092,728	10,737,132
Principal LifeTime 2020 Separate Account	10,243,646	10,684,660
Principal LifeTime 2030 Separate Account	10,642,388	10,135,838
American Funds Growth Fund of America R5 Fund	**	14,261,992
Wells Fargo Advantage Growth I Fund	14,446,848	**
American Funds New Perspective R5 Fund	10,399,816	10,144,983
American Century Equity Income Investment Fund	11,781,936	13,343,581

*                 During 2012, the Principal Money Market Separate Account was replaced by the Principal Stable Value Select Fund.  Therefore the investment was less than 5% in the applicable year.

**          During 2012, the American Funds Growth Fund of America R5 Fund was replaced by the Wells Fargo Advantage Growth I Fund.  Therefore the investment was less than 5% in the applicable year.

***   The fair value of the Plan’s investment in the Principal Stable Value Select Fund was $20,573,664 and $0 at December 31, 2012 and 2011, respectively.

Net appreciation (depreciation) in fair values of investments for the years ended December 31, including realized gains and losses, was as follows:

	2012	2011

Ciber, Inc. common stock	$(460,201)	$(499,292)
Mutual funds	11,411,126	(2,150,305)
Pooled separate accounts	10,272,714	(2,759,506)
Collective investment trust	253,585	—
	$21,477,224	$(5,409,103)

(5) Reconciliation of Financial Statements to the Form 5500

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$187,254,011	$194,824,934
Add: Adjustment from contract value to fair value for fully benefit-responsive contracts	472,460	—
Net assets available for benefits per the Form 5500	$187,726,471	$194,824,934

The following is a reconciliation of total additions per the financial statements to the total income per the Form 5500 for the years ended December 31, 2012:

2012

Total additions per the financial statements	$36,663,768
Add: Adjustment from contract value to fair value for fully benefit-responsive contracts	472,460
Total income per the Form 5500	$37,136,228

(6)                     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is tax-exempt.  In accordance with Revenue Procedures 2012-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  Certain non-compliance issues were identified with the operation of the plan, which did not materially impact these statements, and the plan administrator will take the necessary steps to bring the plan back into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no gross unrecognized tax benefits taken or expected to be taken.  The Plan has recognized no interest or penalties related to gross unrecognized tax benefits. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)                     Party-in-Interest Transactions

Certain plan investments are shares of stock of Ciber, Inc. or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal.  Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

(8)                     Subsequent Events

Effective January 1, 2013, the Company cash contribution for the Plan increased to match 33% of the first 6% of qualified compensation and the maximum annual matching contribution increased to $2,000.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 001

December 31, 2012

	Identity	Description	Current Value

*	Ciber, Inc.	Common Stock	$3,398,001
*	Principal Stable Value Select Fund	Collective Investment Trust	20,573,664
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	9,744,061
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	7,344,986
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	11,092,728
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	4,910,693
*	Principal Mid Cap Value I Separate Account	Pooled Separate Account	1,118,967
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	6,861,808
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	8,295,998
*	Principal Lifetime Strategic Income Separate Account	Pooled Separate Account	791,894
*	Principal LifeTime 2010 Separate Account	Pooled Separate Account	2,858,351
*	Principal LifeTime 2020 Separate Account	Pooled Separate Account	10,243,646
*	Principal LifeTime 2030 Separate Account	Pooled Separate Account	10,642,388
*	Principal LifeTime 2040 Separate Account	Pooled Separate Account	6,389,728
*	Principal LifeTime 2050 Separate Account	Pooled Separate Account	813,667
	American Funds Europacific Growth R5 Fund	Mutual Fund	5,416,210
	American Funds New Perspective R5 Fund	Mutual Fund	10,399,816
	American Century Equity Income Investment Fund	Mutual Fund	11,781,936
	American Century Small Cap Value Investment Fund	Mutual Fund	2,534,789
	Eagle Small Cap Growth R5 Fund	Mutual Fund	4,585,776
	Janus Aspen Enterprise I Fund	Mutual Fund	9,068,502
	Marsico Growth Fund	Mutual Fund	5,987,676
	MFS Research Bond R4 Fund	Mutual Fund	8,135,823
	MFS Value A Fund	Mutual Fund	2,029,372
	Tocqueville Asset Management Fund	Mutual Fund	6,240,083
	Wells Fargo Advantage Growth I Fund	Mutual Fund	14,446,848
*	Participant loans	4.25% to 9.5%	2,019,060
			$187,726,471

*      Party-in-interest.

Note: Column (d), cost information, is not applicable since all investments are participant directed.